EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of Incorporation

Suite Speed, Inc.	State of Delaware, United States
Canadian Communications, LLC	State of Colorado, United States
Cardinal Broadband, LLC	State of Colorado, United States
Cardinal Connect, LLC	State of Colorado, United States
Arista Communications, LLC	State of Colorado, United States
Cardinal Hospitality, Ltd.	British Columbia, Canada